GENCO RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “Meeting”) of Genco Resources Ltd. (“Genco” or the “Company”) will be held at the offices of the Company at Suite 525, 999 West Hastings Street, Vancouver, British Columbia, on November 9, 2010 at 10.00 a.m. (Vancouver time), for the following purposes:

(a)

to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set out in Schedule A to the accompanying management information circular (the “Circular”) of Genco, approving the issuance of Genco common shares (“Genco Shares”) to be issued pursuant to a court approved plan of arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) and the related arrangement agreement dated September 20, 2010 (the “Arrangement Agreement”) entered into between Genco and Silvermex Resources Ltd. (“Silvermex”), including the Genco Shares to be issued in exchange for outstanding Silvermex common shares, the Genco Shares issuable upon the exercise of options and warrants to purchase common shares of Silvermex and the Genco Shares issuable in the future in satisfaction of Silvermex’s obligation to deliver Silvermex common shares in payment of purchase price obligations under Silvermex’s mining property acquisition agreements with Silver Standard Resources Inc. and Aurcana Corporation, as more particularly set forth in the Circular of Genco (the “Share Issuance Resolution”);

(b)

if the Share Issuance Resolution is approved, to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set out in Schedule B to the Circular, approving and authorizing the subdivision of the issued and outstanding Genco Shares on the basis of 1.1 new common shares for one old common share to take effect prior to the completion of the Arrangement, as more particularly set forth in the Circular (the “Share Split Resolution”); and

(c)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Special Meeting.

     Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

     The Board of Directors of the Company has passed a resolution to fix the close of business (Vancouver time) on October 1, 2010 as the record date for the determination of the registered holders of Genco Shares that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will he entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10.00 a.m. (Vancouver time) on November 5, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting).

DATED at Vancouver, British Columbia this 8th day of October, 2010.

By Order of the Board of Directors

“Wayne R. Moorhouse”

Wayne R. Moorhouse
Chief Financial Officer & Corporate Secretary